                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               MAXWORLDWIDE, INC.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per share
                         (Title of Class of Securities)

                                    539441105
                                 (CUSIP Number)

                                 August 13, 2002
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[X]     Rule 13d-1(d)

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 6 Pages
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                                  SCHEDULE 13G

CUSIP  No.        539441105                                    Page 2 of 6 Pages


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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     JOHN C. BOHAN
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           303,333 (1) (2)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         303,333 (1) (2)
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     303,333 (1) (2)
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [X]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     1.0% (3)
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12.  TYPE OF REPORTING PERSON*


     IN
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(1)      The amounts set forth in Item 5, 7 and 9 exclude 1,818 shares held by an immediate family member of John Bohan. Mr. Bohan disclaims beneficial ownership of the 1,818 shares, and this schedule shall not be deemed an admission that Mr. Bohan is the beneficial owner of these shares for the purpose of Section 13, Section 16 or for any other purpose.

(2) Mr. Bohan has granted options to certain individuals with respect to each of the 303,333 shares set forth in Item 5, 7 and 9.

(3) The percentage set forth in Item 11 is based on an aggregate of 29,796,000 shares of common stock of MaxWorldwide, Inc. outstanding, as set forth in the Agreement and Plan of Merger by and among MaxWorldwide, Inc., L90, Inc., DoubleClick Inc., DoubleClick Media Inc., and Lion Merger Sub, Inc., dated as of June 29, 2002, incorporated by reference to Exhibit 2.1 in the Form 8-K, as filed with the Securities and Exchange Commission by L90, Inc. on July 1, 2002 (File No. 000-28893).



                               Page 3 of 6 Pages
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                                  SCHEDULE 13G


ITEM 1.

(A)      NAME OF ISSUER.

         MaxWorldwide, Inc.

(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         4499 Glencoe Avenue
         Marina del Rey, California  90292

ITEM 2.

(A)      NAME OF PERSON FILING

         John C. Bohan

(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

         229 19th Street
         Manhattan Beach, CA  90266

(C)      CITIZENSHIP.

         U.S.A.

(D)      TITLE OF CLASS OF SECURITIES.

         Common Stock, par value $0.001 per share.

(E)      CUSIP NO.

         The CUSIP Number for MaxWorldwide, Inc.'s common stock is 539441105.

ITEM 3.

         Not applicable.

ITEM 4.  OWNERSHIP

(a)      Amount beneficially owned:

                  See Item 9 of the Cover Page attached hereto.

(b)      Percent of Class:

                  See Item 11 of the Cover Page attached hereto.

                               Page 4 of 6 Pages
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(c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote:

                           See Item 5 of the Cover Page attached hereto.

         (ii)     Shared power to dispose or to direct the disposition of:

                           See Item 6 of the Cover Page attached hereto.

         (iii)    Sole power to vote or to direct the disposition of:

                           See Item 7 of the cover Page attached hereto.

         (iv)     Shared power to vote or to direct the disposition of:

                           See Item 8 of the cover Page attached hereto.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

         On August 13, 2002, John Bohan, his wife, Susan, sold 5,293,639 shares of MaxWorldwide, Inc. common stock to MaxWorldwide, Inc. for a purchase price of $.50 per share, for an aggregate purchase price of $2,646,819.50 to be paid in cash.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         Not applicable.


                               Page 5 of 6 Pages
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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  August 16, 2002


                                                      /s/ John C. Bohan
                                                      -------------------------
                                                      John C. Bohan

                               Page 6 of 6 Pages